UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

Former Name: IMC Global Inc. Represented Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center – Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Report of Independent Registered Public Accounting Firm

Plan Administrator

IMC Global Inc. Represented Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Represented Retirement Savings Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report thereon dated June 8, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

April 29, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

IMC Global Inc. Represented Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Represented Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

June 8, 2004	Ernst & Young LLP
Chicago, IL

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$—	44,584
Interest in Master Trust Fund	9,085,727	8,420,236
Investments, at fair value	24,146,201	20,242,357

Receivables:
Participant contributions	1,080	41,229
Employer contributions	70,919	21,124

Total receivables	71,999	62,353

Net assets available for benefits	$33,303,927	28,769,530

See accompanying notes to financial statements.

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Interest and dividends	$508,506	502,914
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,232,813	2,335,894
Common collective trust funds	72,718	76,159
IMC Global Inc. common stock	827,942	(18,423)
The Mosaic Company common stock	238,136	—
Income from Master Trust Fund	412,540	386,628

Total investment income	3,292,655	3,283,172

Contributions:
Participants	3,003,638	2,970,022
Employer	723,015	636,445

Total contributions	3,726,653	3,606,467
Fidelity Plan Expense Rebate	1,207	—
Transfers to this Plan	15,786	23,213

Total additions	7,036,301	6,912,852

Deductions:
Benefits paid	2,451,637	1,388,448
Transfers to other plan	36,751	91,765
Administrative fees	13,516	14,274

Total deductions	2,501,904	1,494,487

Net increase	4,534,397	5,418,365
Net assets available for benefits:
Beginning of year	28,769,530	23,351,165

End of year	$33,303,927	28,769,530

See accompanying notes to financial statements.

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the IMC Global Inc. Represented Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective-bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility (through December 23, 2003); and

Employees represented by Local 12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations.

Pursuant to a certain collective bargaining agreement, certain represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck $10 of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than 60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of $5 to $500 each pay period on a before-tax basis subject to Internal Revenue Service (IRS) tax limits. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also

5	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

funded by Company matching contributions. Participants should refer to their collective-bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Effective June 1, 2003, pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of employee’s eligible base pay. Pursuant to a certain collective bargaining agreement, employees eligible to participate in the DCRP who contribute to the 401(k) feature are eligible to receive enhanced Company matching contributions. The Plan became the primary retirement vehicle for employees covered by certain collective bargaining agreements who were hired or reemployed on or after June 1, 2003. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Pursuant to certain collective bargaining agreements, the Plan was amended effective June 1, 2003, to allow certain participants to freeze their benefit accruals under the IMC Global Inc. Consolidated Retirement Plan for Union Hourly Employees and begin participating in the DCRP feature of the Plan effective January 1, 2004.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Putnam Fiduciary Trust Company. Participants can choose from among fifteen investment funds, one of which is a pooled fund (Master Trust Fund) shared by one other IMC Global Inc. 401(k) plan. Additionally, subject to certain requirements and limitations, a self-directed brokerage account is offered whereby participants can choose from thousands of investments outside the Plan’s fund line-up in which to invest a portion of their Plan account.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

6	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either five years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2004, employer contributions were reduced by $3,100 from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may: (1) receive their distribution in a lump sum; (2) defer their lump sum payment to a future date, but no later than April 1 of the calendar year following the calendar year in which the participant reaches 70 1/2; or (3) receive annual installment payments for up to 10 years beginning immediately or at a later date.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loan is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual, common collective trust, and master trust funds is the net asset value of those shares or units, as determined by the

7	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust Fund is allocated monthly to each participating plan based on the ratio of each plan’s equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

(3)	Investment in Master Trust Fund

Assets of the Stable Value Fund are shared by one other IMC Global Inc. 401(k) plan. The Plan held approximately a 13% interest in the Stable Value Fund at both December 31, 2004 and 2003.

The equitable shares in the Master Trust Fund of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2004 and 2003 were as follows:

	2004	2003
Putnam Stable Value Fund	$71,578,525	54,877,669
Guaranteed investment contracts:
Business Men’s Assurance Company	—	3,208,624
Rabobank Nederland	274,487	435,099
Allstate Life Insurance Co.	—	4,123,600
John Hancock Life Insurance Co.	—	1,988,483
Protective Life Insurance Co.	—	1,031,118
Pending investment transactions	—	264,405

Net assets	$71,853,012	65,928,998

8	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

Earnings and expenses in the Stable Value Fund are summarized as follows:

	Years ended December 31
	2004	2003
Interest income	$3,226,218	3,180,359
Investment expenses	(7,824)	(8,554)

	$3,218,394	3,171,805

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2004	2003
Mutual funds:
Fidelity Magellan Fund	$2,954,513	2,851,165
Putnam Asset Allocation – Balanced Portfolio	5,903,503	5,639,433
Putnam Equity Income Fund	3,779,942	3,483,661
PIMCO Total Return Fund – Institutional	2,518,763	2,316,764
IMC Global Inc. common stock	—	1,692,908
The Mosaic Company common stock	3,153,271	—

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$33,303,927	28,769,530
Deemed distributions of participant loans	(103,900)	(107,971)

Net assets available for benefits per the Form 5500	$33,200,027	28,661,559

	Year ended December 31
	2004	2003
Benefits paid to participants per the financial statements	$2,451,637	1,388,448
Deemed distribution of participant loans at December 31, 2004	103,900	—
Deemed distribution of participant loans at December 31, 2003	(107,971)	107,971
Deemed distribution of participant loans at December 31, 2002	—	(76,721)

Benefits paid to participants per the Form 5500	$2,447,566	1,419,698

Deemed distributions are recorded on the Form 5500 but are not reflected on the financial statements.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets are invested in the common stock of The Mosaic Company. The underlying value of The Mosaic Company common stock is entirely dependent upon the performance of The Mosaic Company and the market’s evaluation of such performance.

10	(Continued)

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN 36-3492467

Plan No. 019

Notes to Financial Statements

December 31, 2004 and 2003

(8)	Subsequent Event

Following the business combination on October 22, 2004 of IMC Global Inc. and Cargill’s Crop Nutrition business unit to form a new company, The Mosaic Company, effective April 1, 2005, the Plan was renamed the Mosaic Union Savings Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to The Vanguard Group, whereupon some investment options changed. The Vanguard Group became the new service provider and trustee for the Mosaic Union Savings Plan. In addition, a portion of the Cargill Investment Plan assets were spun off into this Plan which covered certain collective bargained employees of Cargill, Incorporated and its affiliates who were employed with The Mosaic Company effective April 1, 2005.

11

SUPPLEMENTAL SCHEDULES

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2004

Identity of party involved	Relationship to plan	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
The Hutchinson & Northern Railway Company	Employer	2004 employee deferrals and loan repayments deposited in a timely manner. Interest rate of 5%.	$1,180	61

It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals and loan repayments in the amount of $1,080.00 and $99.35, respectively, to the trustee. In March 2005, the participant was restored to the position the participant would have been in if the delay had not occurred (including lost earnings and interest in the amount of $61.18). The Mosaic Company is in the process of submitting Form 5330 to pay the excise taxes on the delayed contributions.

See accompanying report of independent registered public accounting firm.

IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer	Description	Number of shares	Current value
Putnam Fiduciary Trust Company*	Putnam Asset Allocation – Balanced Portfolio	555,885	$5,903,503
	Putnam Equity Income Fund	216,989	3,779,942
	Putnam Investors Fund	9,150	116,576
	Putnam S&P 500 Index Fund	14,443	443,836
	Putnam Asset Allocation – Growth Portfolio	21,155	236,513
	Putnam International Growth Fund	8,163	194,372
	Capital Guardian Emerging Markets Equity Fund	25,568	256,703
	Putnam Asset Allocation – Conservative Portfolio	15,839	144,770
	Self-directed brokerage account	—	74,872
Fidelity Management Trust Company	Fidelity Magellan Fund	28,466	2,954,513
	Fidelity Diversified Int’l Fund	6,972	199,685
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock Fund	32,480	1,033,516
PIMCO	PIMCO Total Return Fund – Institutional	236,060	2,518,763
Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund	28,452	874,343
The Mosaic Company*	The Mosaic Company common stock	193,215	3,153,271
Loans to participants	Varying maturities with interest rates ranging from 5.00% to 9.50%	—	2,157,123

			$24,042,301

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee of The Mosaic Company and on the dates indicated.

Signature	Title	Date
Kevin F. Brindley Kevin F. Brindley	Member, Employee Benefits Committee	June 29, 2005

Richard L. Mack Richard L. Mack	Member, Employee Benefits Committee	June 29, 2005

Steven L. Pinney Steven L. Pinney	Member, Employee Benefits Committee	June 29, 2005

Lawrence W. Stranghoener Lawrence W. Stranghoener	Member, Employee Benefits Committee	June 29, 2005

David W. Wessling David W. Wessling	Member, Employee Benefits Committee	June 29, 2005

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23.1	Consent of KPMG LLP, independent registered public accounting firm		X

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm		X

32.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X

32.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X

E-1